SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
CAMERON INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule

Cameron International Corporation Retirement Savings Plan
As of December 31, 2006 and 2005 and for the year ended December 31, 2006

Cameron International Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005 and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To Participants and Plans Administration Committee
Cameron International Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Cameron International Corporation Retirement Savings Plan (the “Plan”), as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 2, the statement of net assets of the Plan as of December 31, 2005 has been reclassified to give effect to the Plan’s retroactive adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 (the FSP). The retroactive adoption of the FSP to the statement of net assets as of December 31, 2005 results in the presentation of all investments at fair value, with an adjustment to contract value separately presented. The adoption of the FSP had no impact on the Plan’s net assets available for benefits as of December 31, 2005, but did impact the financial presentation and disclosure of the Plan’s investment in the Stable Value Fund. We have audited the fair value of the Plan’s investment in the Stable Value Fund at December 31, 2005 and the adjustment from fair value to contract value, and such amounts are fairly presented, in all material respects, in the reclassified statement of net assets available for benefits as of December 31, 2005.

/s/ Mir•Fox & Rodriguez, P.C.

Houston, Texas
June 26, 2007

Report of Independent Registered Public Accounting Firm

To Participants and Plans Administration Committee
Cameron International Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Cameron International Corporation Retirement Savings Plan (the “Plan”), as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas
June 8, 2006

Cameron International Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets:
Employer contributions receivable	$3,775,084	$2,290,649
Employee contributions receivable	—	32
Investments:
Participant loans	10,078,658	9,331,291
Plan interest in the Cameron International Corporation Master Trust	474,828,103	390,613,260
Net assets reflecting all investments at fair value	488,681,845	402,235,232

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	681,804	333,483

Net assets available for benefits	$489,363,649	$402,568,715

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions:
Employer contributions	$15,917,783
Employee contributions	23,795,286
Rollovers	3,820,176
Interest from participant loans	727,410
Net investment gain from the Cameron International Corporation Master Trust	65,733,640
Total additions	109,994,295

Deductions:
Administrative fees	(395,556)
Benefits paid to participants	(45,509,375)
Total deductions	(45,904,931)

Other changes in net assets:
Transfer of net assets from plans of acquired entities and other	22,705,570
Total other changes in net assets	22,705,570

Net increase in net assets available for benefits	86,794,934

Net assets available for benefits at: Beginning of year	402,568,715
End of year	$489,363,649

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

Cameron International Corporation Retirement Savings Plan (the “Plan”), formerly the Cooper Cameron Corporation Retirement Savings Plan, is a contributory, defined contribution plan sponsored by Cameron International Corporation (the “Company”) with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code (“IRC”). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Prior to May 1, 2003, Plan participants could elect to make pretax contributions of 1% to 16% of compensation. Effective May 1, 2003, the employee pretax contribution limit was increased from 16% to 20% of compensation. Effective January 1, 2006, the employee pretax contribution limit was increased from 20% to 50% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3% and 50% of additional employee contributions between 3% and 6%. The Company does not provide a matching contribution for employee contributions in excess of 6%.

Prior to June 1, 2004, the Company’s matching contributions consisted of shares of Company stock, which were invested in the Cameron International Stock Fund, formerly the Cooper Cameron Stock Fund. Effective June 1, 2004, the Company began making all matching contributions in cash which are allocated among the investment fund options that have been selected by each employee. Participants are 100% vested in the Company’s matching contributions. All participants, regardless of age, have an unrestricted ability to immediately reallocate their matching accounts between investment funds offered by the Plan.

In addition to the matching contributions, the Company continues to make retirement contributions to specific employees of certain Participating Units as defined in the Plan who were hired prior to May 1, 2003. The retirement contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties were performed. Participants who receive retirement contributions from the Company and who had three or more years of service as of May 1, 2003, become 33% vested in those contributions after three years, 67% vested after four years and 100% vested after five years. Participants who receive retirement contributions but who did not have three years of service as of May 1, 2003, become 100% vested in those contributions upon completion of five years of service (five-year cliff vesting). As a result of passage of the Pension Protection Act of 2006, all active participants in the Plan.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

as of January 1, 2007, regardless of their years of service as of May 1, 2003, now become 100% vested in their retirement contributions upon completion of three years of service (three-year cliff vesting). The Company’s retirement contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. In 2006, forfeited nonvested accounts totaling $163,497 were used to reduce employer contributions.

Effective May 1, 2003, the Plan was amended to eliminate the retirement contribution feature of the Plan and to provide for a profit-sharing contribution equal to 2% of eligible compensation for all participants hired by the Company or any participating affiliate on or after May 1, 2003. The profit-sharing contributions, which become 100% vested following completion of five years of service, (three years of service, effective January 1, 2007), will be made for each plan year in which the Company meets or exceeds its financial objectives, as established and determined at the sole discretion of the Company’s Board of Directors. For 2006, the Company approved a profit-sharing contribution in the amount of $2,404,582, which was made in 2007. For 2005, a profit sharing contribution in the amount of $1,127,081 was approved and was made in 2006.

Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant’s benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their retirement contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements reflect the adoption of the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP resulted in the reclassification of certain amounts on the statement of net assets available for benefits as of December 31, 2005 to conform to the 2006 presentation.

Employer matching and profit sharing contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of SFAS 157 will have on the Plan’s financial statements.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments

The Plan’s investments are held in the Cameron International Corporation Master Trust (“Master Trust”). Nationwide Trust Company served as trustee for the years ended December 31, 2006 and 2005. The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2006 and 2005.

	Beneficial Interest at
	December 31,
	2006	2005

Cameron International Stock Fund	99.29%	99.31%
Stable Value Fund	95.66	95.75
PIMCO Total Return Administrative Shares Fund	95.20	94.80
Washington Mutual Investors Fund/A	95.68	94.68
Growth Fund of America/A	—	96.39
Franklin Balance Sheet Investment Fund/A	96.20	95.88
Lord Abbett Developing Growth Fund/A	95.99	95.76
EuroPacific Growth Fund/A	95.21	95.53
Real Estate Fund	100.00	100.00
State Street Bank S&P 500 Index Fund	—	97.65
Barclays Global Investors Equity Index Fund	97.91	—
MFS Massachusetts Investors Growth/A	96.86	—

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust’s investments in securities traded on national securities exchanges or in the over-the-counter market are stated at fair value which equals their quoted market price on the last business day of the Plan year. Investments in money market funds are stated at cost, which approximates fair value. Real estate is stated at its estimated fair value based on the most recent independent appraisal.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments (continued)

The Stable Value Fund (“Stable Value Fund”) is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Participant Loans

Participant loans consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections. Participant loans are reported at their current outstanding principal balance, which approximates fair value.

Risks and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2006	Cameron International Stock Fund	Washington Mutual Investors Fund/A	Stable Value Fund	MFS Massachusetts Investors Growth/A		Real Estate Fund	Barclays Global Investors Equity Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	EuroPacific Growth Fund/A	Total

Assets:
Cash	$304,002	$-	$-	$-		$-	$-	$-	$-	$-	$-	$-	$304,002
Net unsettled sales of investments	159,562	-	-	-		-	-	-	-	-	-	-	159,562
Income receivable	3,837,585	-	-	-		-	-	-	-	-	-	-	3,837,585
Investments at fair value as determined by quoted market prices:
Money market funds	986,773	-	-	-		544,406	-	-	-	-	-	-	1,531,179
Cash Management Trust of America	-	-	2,334,501	-		-	-	-	-	-	-	-	2,334,501
Cameron International Corporation Common Stock	120,687,212	-	-	-		-	-	-	-	-	-	-	120,687,212
Washington Mutual Investors Fund/A	-	57,035,032	-	-		-	-	-	-	-	-	-	57,035,032
MFS Massachusetts Investors Growth/A	-	-	-	45,325,015		-	-	-	-	-	-	-	45,325,015
Fidelity Growth Company Fund	-	-	-	-		-	-	2,068,625	-	-	-	-	2,068,625
Barclays Global Investors Equity Index Fund	-	-	-	-		-	27,974,437	-	-	-	-	-	27,974,437
PIMCO Total Return Administrative Shares Fund	-	-	-	-		-	-	-	53,542,359	-	-	-	53,542,359
Franklin Balance Sheet Investment Fund/A	-	-	-	-		-	-	-	-	46,926,598	-	-	46,926,598
Lord Abbett Developing Growth Fund/A	-	-	-	-		-	-	-	-	-	20,329,422	-	20,329,422
EuroPacific Growth Fund/A	-	-	-	-		-	-	-	-	-	-	39,996,108	39,996,108
Investments at estimated fair value:
INVESCO Group Trust for Retirement Savings:
Investments	-	-	75,725,805	-		-	-	-	-	-	-	-	75,725,805
Wrapper contracts	-	-	-	-	-	-	-	-	-	-	-	-	-
Participant loans	10,078,658	-	-	-		-	-	-	-	-	-	-	10,078,658
Real estate	-	-	-	-		110,000	-	-	-	-	-	-	110,000
Total investments	131,752,643	57,035,032	78,060,306	45,325,015		654,406	27,974,437	2,068,625	53,542,359	46,926,598	20,329,422	39,996,108	503,664,951
Total assets	136,053,792	57,035,032	78,060,306	45,325,015		654,406	27,974,437	2,068,625	53,542,359	46,926,598	20,329,422	39,996,108	507,966,100

Liabilities:
Other payables	235,916	-	-	-		-	-	-	-	-	-	-	235,916
Net unsettled purchases of investments	1,118,112	-	-	-		-	-	-	-	-	-	-	1,118,112
Net assets reflecting all investments at fair value	134,699,764	57,035,032	78,060,306	45,325,015		654,406	27,974,437	2,068,625	53,542,359	46,926,598	20,329,422	39,996,108	506,612,072

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	712,756	-		-	-	-	-	-	-	-	712,756
Net assets available to participating plans	$134,699,764	$57,035,032	$78,773,062	$45,325,015		$654,406	$27,974,437	$2,068,625	$53,542,359	$46,926,598	$20,329,422	$39,996,108	$507,324,828

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2005	Cameron International Stock Fund	Washington Mutual Investors Fund/A	Stable Value Fund	Growth Fund of America/A	Real Estate Fund	State Street Bank S&P 500 Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	EuroPacific Growth Fund/A	Total

Assets:
Cash	$176,878	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$176,878
Net unsettled sales of investments	79,616	-	-	-	-	-	-	-	-	-	-	79,616
Income receivable	2,346,558	-	-	-	-	-	-	-	-	-	-	2,346,558
Investments at fair value as determined by quoted market prices:
Money market funds	335,385	-	-	-	484,543	-	-	-	-	-	-	819,928
Cash Management Trust of America	-	-	1,615,148	-	-	-	-	-	-	-	-	1,615,148
Cameron International Corporation Common Stock	103,353,527	-	-	-	-	-	-	-	-	-	-	103,353,527
Washington Mutual Investors Fund/A	-	42,556,162	-	-	-	-	-	-	-	-	-	42,556,162
Growth Fund of America/A	-	-	-	37,949,712	-	-	-	-	-	-	-	37,949,712
Fidelity Growth Company Fund	-	-	-	-	-	-	2,052,653	-	-	-	-	2,052,653
State Street Bank S&P 500 Index Fund	-	-	-	-	-	25,571,523	-	-	-	-	-	25,571,523
PIMCO Total Return Administrative Shares Fund	-	-	-	-	-	-	-	45,375,946	-	-	-	45,375,946
Franklin Balance Sheet Investment Fund/A	-	-	-	-	-	-	-	-	39,092,396	-	-	39,092,396
Lord Abbett Developing Growth Fund/A	-	-	-	-	-	-	-	-	-	16,881,036	-	16,881,036
EuroPacific Growth Fund/A	-	-	-	-	-	-	-	-	-	-	28,745,614	28,745,614
Investments at estimated fair value:
INVESCO Group Trust for Retirement Savings:
Investments	-	-	62,386,761	-	-	-	-	-	-	-	-	62,386,761
Wrapper contracts	-	-	-	-	-	-	-	-	-	-	-	-
Participant loans	9,367,134	-	-	-	-	-	-	-	-	-	-	9,367,134
Real estate	-	-	-	-	165,000	-	-	-	-	-	-	165,000
Total investments	113,056,046	42,556,162	64,001,909	37,949,712	649,543	25,571,523	2,052,653	45,375,946	39,092,396	16,881,036	28,745,614	415,932,540
Total assets	115,659,098	42,556,162	64,001,909	37,949,712	649,543	25,571,523	2,052,653	45,375,946	39,092,396	16,881,036	28,745,614	418,535,592

Liabilities:
Other payables	123,681	-	-	-	-	-	-	-	-	-	-	123,681
Net unsettled purchases of investments	393,730	-	-	-	-	-	-	-	-	-	-	393,730
Net assets reflecting all investments at fair value	115,141,687	42,556,162	64,001,909	37,949,712	649,543	25,571,523	2,052,653	45,375,946	39,092,396	16,881,036	28,745,614	418,018,181

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	348,295	-	-	-	-	-	-	-	-	348,295
Net assets available to participating plans	$115,141,687	$42,556,162	$64,350,204	$37,949,712	$649,543	$25,571,523	$2,052,653	$45,375,946	$39,092,396	$16,881,036	$28,745,614	$418,366,476

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investment income and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

Year ended December 31, 2006	Net Appreciation (Depreciation)	Interest and Dividends	Total

Cameron International Stock Fund	$30,078,654	$18,947	$30,097,601
Fidelity Growth Company Fund	193,073	-	193,073
Stable Value Fund	-	3,432,327	3,432,327
PIMCO Total Return Administrative Shares Fund	(582,287)	2,432,300	1,850,013
Washington Mutual Investors Fund/A	6,131,915	2,317,625	8,449,540
Growth Fund of America/A and MFS Massachusetts Investors Growth/A	2,543,280	1,815,271	4,358,551
Franklin Balance Sheet Investment Fund/A	3,131,178	3,377,587	6,508,765
Lord Abbett Developing Growth Fund/A	(980,170)	3,044,644	2,064,474
EuroPacific Growth Fund/A	4,059,425	2,781,511	6,840,936
Real Estate Fund	-	20,753	20,753
State Street Bank S&P 500 Index Fund and Barclays Global Investors Equity Index Fund	3,856,485	-	3,856,485
	$48,431,553	$19,240,965	$67,672,518

Administrative expenses paid by the Master Trust for the year ended December 31, 2006 totaled $421,642, of which $395,556 has been allocated to the Plan.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Stable Value Fund (continued)

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates
•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund’s Statement of Assets and Liabilities as the “Adjustment from Fair Value to Contract Value”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Stable Value Fund (continued)

wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Stable Value Fund (continued)

Investments in the Stable Value Fund at December 31, 2006 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	Aa1		$-	$190,167
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$14,659,228

ING	Wrapper	AA/Aa3		-	100,870
	INVESCO Short-term Bond Fund		16,158,247

JPMorgan Chase	Wrapper	AA/Aa2		-	145,754
	INVESCO Multi-Manager Core Fixed
	Income Fund		13,228,189

Monumental	Wrapper	AA/Aa3		-	14,257
	Cash on hand		82,184
	U.S. Treasury Note		1,942,611

Pacific Life Insurance	Wrapper	AA/Aa3		-	65,636
	INVESCO AAA Asset-Backed Securities Fund		15,153,684

State Street Bank	Wrapper	AA/Aa2		-	196,072
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		14,501,662

Short-term investments:
American Funds Group	Cash Management Trust of America	N/A	2,334,501	-	-
			$78,060,306	$-	$712,756

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2006 was 5.082% and 5.205%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2006 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Stable Value Fund (continued)

Investments in the Stable Value Fund at December 31, 2005 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	Aa1		$-	$71,165
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$11,973,264

ING	Wrapper	AA/Aa3		-	78,914
	INVESCO Short-term Bond Fund		11,881,178

JPMorgan Chase	Wrapper	AA/Aa2		-	18,998
	INVESCO Multi-Manager Core Fixed
	Income Fund		10,361,607

MetLife	Wrapper	AA/Aa2		-	112,343
	IGT AAA Asset-Backed Securities Fund		14,424,735

Monumental	Wrapper	AA/Aa3		-	6,152
	Cash on hand		50,186
	U.S. Treasury Note		1,772,151

State Street Bank	Wrapper	AA/Aa2		-	60,723
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		11,923,640

Short-term investments:
American Funds Group	Cash Management Trust of America	N/A	1,615,148	-	-
			$64,001,909	$-	$348,295

For the year ended December 31, 2005, the average yield earned by the fund and the average yield based on interest rates credited to participants was 4.865% and 4.779%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2005 due to changes in the fully benefit-responsive status of the Stable Value Fund’s investment contracts.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Transfer of Net Assets From Plans of Acquired Entities and Other

On May 11, 2005, the Company acquired one hundred percent of the outstanding stock of NuFlo Technologies, Inc. (“NuFlo”), a Houston, Texas-based supplier of metering and related flow measurement equipment. In connection with this acquisition, the NuFlo Technologies, Inc. 401(k) Plan was merged into the Cameron International Corporation Retirement Savings Plan, effective January 1, 2006.

On November 30, 2005, the Company completed the acquisition of substantially all of the businesses included within the Flow Control segment of Dresser, Inc. (“Dresser”), other than a portion of the business, located in Brazil, which was acquired on January 10, 2006. A number of the employees of these businesses were participants in the Dresser, Inc. Retirement and Savings Plan and became eligible for participation in the Cameron International Corporation Retirement Savings Plan following the acquisition. Account balances for those employees in the Dresser, Inc. Retirement and Savings Plan were to be transferred to the Cameron International Corporation Retirement Savings Plan as soon as practical following the acquisition.

Net assets totaling $22,705,570, primarily from the NuFlo and Dresser predecessor plans, were transferred to the Cameron International Corporation Retirement Savings Plan during the year ended December 31, 2006.

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified and the related trust remains tax exempt.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the respective Forms 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$489,363,649	$402,568,715
Amounts allocated to withdrawing participants	(507,773)	(307,969)
Adjustment from fair value to contract value	(681,804)	—
Net assets available for benefits per the Form 5500	$488,174,072	$402,260,746

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to Form 5500:

Benefits paid to participants per the financial statements	$45,509,375
Less: Amounts allocated to withdrawing participants at December 31, 2005	(307,969)
Add: Amounts allocated to withdrawing participants at December 31, 2006	507,773
Benefits paid to participants per Form 5500	$45,709,179

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

The following is a reconciliation of the net investment gain from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2006 to Form 5500:

Net investment gain from the Cameron International Corporation Master Trust per the financial statements	$65,733,640
Adjustment from fair value to contract value at December 31, 2006	(681,804)
Net investment gain from the Cameron International Corporation Master Trust per Form 5500	$65,051,836

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

7. Subsequent Events

In June 2007, the Company received notice that Nationwide Trust Company intended to resign as trustee of the Master Trust, effective July 31, 2007, or earlier, at the Company’s discretion. This resignation is the result of the acquisition of The 401(k) Companies, Inc. and subsidiaries, which provides administrative and other services to the Plan, by The Charles Schwab Corporation, effective March 31, 2007. The Company has chosen The Charles Schwab Trust Company to be the successor trustee of the Master Trust.

Also, in June 2007, the Company announced to eligible employees that, effective January 1, 2008, it intends to increase the Company’s matching contribution to the Plan to 100% of the first 6% of employee contributions and to provide an additional nondiscretionary retirement contribution equal to 3% of the employee’s pay. Participants will continue to be 100% vested in all Company contributions.

Supplemental Schedule

Cameron International Corporation Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 76-0451843 PN: 003

December 31, 2006

Identity of Issuer	Description of Investment	Current Value

* Cameron International Corporation Master Trust	Master Trust	$ 474,828,103

* Participant loans	Interest rates ranging from 5.0% to 10.55% with varying maturity dates	10,078,658
		$ 484,906,761

*Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMERON INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Joseph H. Mongrain
By:  Joseph H. Mongrain
Member of the Plans Administration
Committee

Date: June 27, 2007

Exhibit Index

Exhibit 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Mir•Fox & Rodriguez, P.C.

Exhibit 23.2 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Grant Thornton LLP